January 4, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes
Scot Foley
Amy Reischauer
Tabatha McCullom
Joel Parker

Re:	Audentes Therapeutics, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted December 18, 2015
CIK No. 0001628738

Ladies and Gentlemen:

We are submitting this letter on behalf of Audentes Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 30, 2015 relating to Amendment No. 1 to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001628738) confidentially submitted to the Commission on December 18, 2015 (the “Registration Statement”). The Registration Statement is being publicly filed with the Commission concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of the Registration Statement in paper format, which have been marked to show changes from the draft Registration Statement as submitted on December 18, 2015. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Use of Proceeds, page 60

1.	We note your response to prior comment 10. Please amend your disclosure further to indicate how far you expect to advance your clinical development for each product candidate using these funds.

U.S. Securities and Exchange Commission

January 4, 2016

In response to the Staff’s comment, the Company has revised its disclosure on page 62 of the Registration Statement.

Intellectual Property, page 100

2.	Please expand your discussion of your filed patent application directed to modified AAV vectors to identify the jurisdiction and the projected expiration date of any issued patent.

In response to the Staff’s comment, the Company has revised its disclosure on pages 40 and 101 of the Registration Statement.

Notes to Financial Statements

7. Convertible Preferred Stock, page F-15

3.	Please tell us why you believe the classification of your Convertible Preferred Stock within Stockholder’s Equity is appropriate. Refer to ASC 480-10-S99-3A.3.f.

The Company respectfully advises the Staff that it considered the guidance under ASC 480-10-S99-3Af in evaluating the classification of the Company’s convertible preferred stock. The Company noted that ASC 480-10-S99-3Af scopes out ordinary liquidation events; however, other liquidation events are considered to fall under the scope of the guidance.

ASC 480-10-S99 3Af. Certain redemptions upon liquidation events. Ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268. Other transactions are considered deemed liquidation events. For example, the contractual provisions of an equity instrument may require its redemption by the issuer upon the occurrence of a change-in-control that does not result in the liquidation or termination of the issuing entity, a delisting of the issuer’s securities from an exchange, or the violation of a debt covenant. Deemed liquidation events that require (or permit at the holder’s option) the redemption of only one or more particular class of equity instrument for cash or other assets cause those instruments to be subject to ASR 268. However, as a limited exception, a deemed liquidation event does not cause a particular class of equity instrument to be classified outside of permanent equity if all of the holders of equally and more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all subordinate classes would also be entitled to redeem).

U.S. Securities and Exchange Commission

January 4, 2016

As disclosed in the Company’s notes to the financial statements, the Company’s convertible preferred stock are contingently redeemable, based on their liquidation preferences. A deemed liquidation event includes (i) a merger or consolidation; or (ii) the sale, lease, transfer, exclusive license or other disposition, of all or substantially all the assets of the Company. Although these are deemed liquidation events, based on the Company’s Certificate of Incorporation, the Company has concluded that these deemed liquidation events entitle all classes of equity instruments (i.e., common and preferred stock) to receive the same form of payment upon the occurrence of the event (provided that the liquidation preferences are exceeded).

Although the Company’s board of directors is controlled by the convertible preferred stockholders, the convertible preferred stockholders cannot force the Company into a deemed liquidation event where the common stockholders would not be eligible to participate or receive any form of payment (unless after paying the convertible preferred stock liquidation preferences no proceeds remain for distribution to other security holders). Accordingly, the Company believes that its convertible preferred stock should be classified as permanent equity.

*****

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ James Evans

James Evans

cc:

Matthew Patterson, Chief Executive Officer

Tom Soloway, Chief Financial Officer

Audentes Therapeutics, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Andrew Williamson, Esq.

Charles Kim, Esq.

David Peinsipp, Esq.

Cooley LLP